Filed Pursuant to Rule 433
Registration No. 333-155421
November 18, 2008
Noble Holding International Limited
Unconditionally Guaranteed by Noble Corporation
7.375% Senior Notes due 2014
Pricing Term Sheet

Issuer:	Noble Holding International Limited
Anticipated Ratings (Moody’s/ S&P/ Fitch):	Baa1 / A- / A- (Stable / Stable / Stable)
Settlement:	November 21, 2008; T+3
Trade Date:	November 18, 2008
Interest Payment Dates:	Semi-annually on March 15th and September 15th, commencing March 15, 2009
Security Description:	7.375% Senior Notes due 2014
Principal Amount:	$250,000,000
Maturity:	March 15, 2014
Coupon:	7.375%
Net Proceeds (after expenses):	$247,187,500
Benchmark Treasury:	2.75% due October 31, 2013
Benchmark Treasury Yield:	2.199%
Spread to Benchmark Treasury:	+525 bps
Yield to Maturity:	7.449%
Initial Price to Public:	99.695% per Note
Gross Proceeds:	$249,237,500
Underwriting Discount:	$1,500,000
Redemption Provisions:	Make-whole call at any time at a discount rate of Treasury plus 50bps
Denominations:	$1,000 or any integral multiple thereof

CUSIP / ISIN No.:	65504L AA5 / US65504LAA52
Revised Capitalization Table Disclosure:
In the As Adjusted column of the capitalization table on page S-9 of the preliminary prospectus supplement, Cash and cash equivalents are $260,841, Current portion of long-term debt is $25,352, Long-term debt (excluding notes offered hereby) is $501,519, Notes offered hereby is $250,000, Total long-term debt is $751,519, Shareholders’ equity is $4,962,696 and Total capitalization is $5,739,567. (All amounts in thousands)

Revised Use of Proceeds Disclosure
The description of Use of Proceeds on pages S-3 (in lieu of first 4 sentences under “Use of Proceeds”) and S-8 (in lieu of first paragraph) of the preliminary prospectus supplement read as follows:

We estimate that the net proceeds from this offering will be approximately $247.2 million, after underwriting discounts and estimated offering expenses. We intend to transfer the net proceeds to Noble as advances, distributions, repayment of outstanding intercompany indebtedness or a combination of these. Noble intends to use the net proceeds to repay $150 million of long-term debt of a subsidiary of Noble that matures in March 2009 and the outstanding balance under Noble’s unsecured revolving bank credit facility, in each case plus accrued interest. The remaining proceeds will be used for general corporate purposes.

Joint Book-Running Managers:	Goldman, Sachs & Co. Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:	Barclays Capital Inc. DnB NOR Markets, Inc. Fortis Securities LLC HSBC Securities (USA) Inc. Mitsubishi UFJ Securities International plc Wells Fargo Securities, LLC

Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, Citigroup Global Markets Inc. toll-free at (877) 858-5407, or SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.